August 3, 2005



Room 4561

Michael C. Caulfield
General Counsel
Computer Horizons Corp.
49 Old Bloomfield Avenue
Mountain Lakes, New Jersey 07046-1495

Re:	Computer Horizons Corp.
	Amendment No. 2 to Registration Statement on Form S-4
	Filed July 26, 2005
	File No. 333-125370

Dear Mr. Caulfield:

	This is to advise you that we have limited our review of the above-referenced registration statement to the comments below.
Where
indicated, we think you should revise your document in response to these comments, and ensure that corresponding changes are made as applicable with respect to the disclosure concerning Analysts International. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

General

1. We note that a notice for a special meeting was sent to you by members of the Full Value Committee. Please provide appropriate disclosure in your registration statement, including a discussion of the purpose of the special meeting. Please also include your determination on whether the notice was proper.

2. Please confirm why you apparently believe that your registration statement includes the information with respect to all participants in the solicitations being made by both CHC and Analyst as required by General Instruction E to Form S-4 and the corresponding Item
18(a)(5)(i), or revise.

3. Please revise to provide, as of the record date, the security ownership of certain beneficial owners and management in tabular form as required by Item 403 of Regulation S-K. See Item 18(a)(5)(ii) of
Form S-4 and Item 6(d) of Schedule 14A.

Risk Factors

CHC and Analysts each expect to incur significant costs associated with the merger.., page 29

4. Please describe the nature of the allegations by your former financial advisor.

Vote Required; Shares Owned by CHC Directors, Officers and
Affiliates, page 43

5. Please tell us the specific provisions under the New York
Business
Corporation Law and your charter documents that set forth the method
for counting votes, including the effect of abstentions and broker non-votes on the merger proposal. Please also revise your disclosure to indicate, if true, that abstentions and broker non-votes have no
effect on the outcome of the merger agreement proposal.   We note
that this outcome will be based on the shares actually voted.
6. We note that abstentions will be counted for purposes of determining the existence of a quorum for the transaction of business. Please revise to also disclose whether Computer Horizons will count broker non-votes for purposes of determining a quorum.
7. Because a solicitation in opposition has been filed on EDGAR, please clarify whether or not brokers will have discretion to vote securities for which they have not received instructions. In addition, to the extent brokers do retain discretion to vote the securities they hold on behalf of beneficial holders, advise us, with a view toward revised disclosure, what consideration has been given to disclosing the date by when brokers must receive instructions in order to have the votes reflect security holder selections.

8. Please tell us the provisions of your charter documents and the New York Business Corporation Law that impose the voting requirements of a majority of the outstanding shares with respect to this proposal. Please also revise disclosure in this section to indicate the effect that abstentions and broker non-votes on the proposal to amend the certificate of incorporation would have on a vote against that proposal.

* * * * *

      If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact Jeffrey Werbitt at (202) 551-3456, or me, at (202) 551-3462 or in
my
absence Barbara C. Jacobs, Assistant Director at, (202) 551-3730.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal


cc:	Via Facsimile
      Robert M. Crane, Esq.
      Sills Cummis Epstein & Gross P.C.
      One Riverfront Plaza
      Newark, New Jersey 07102
	Phone: (973) 643-7000
	Fax:     (973) 643-4755

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Michael C. Caulfield
Computer Horizons Corp.
August 3, 2005
Page 3